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[redacted]

11015739

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2011
Washington, DC
110

SEC FILE NUMBER
8-53006

FACING PAGE

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Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VERITRUST FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3755 SOUTH CAPITAL OF TEXAS HWY, SUITE 130
(No. and Street)

AUSTIN, TEXAS 78704
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDGAR A. BROWN, (512) 448-0647
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PADGETT, STRATEMANN & CO., L.L.P.
(Name – *if individual, state last, first, middle name*)

811 BARTON SPRINGS RD, SUITE 550 AUSTIN, TEXAS 78704
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, EDGAR A. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VERITRUST FINANCIAL, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

CATHY D HOLLOWAY
My Commission Expires
February 1, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Veritrust Financial, L.L.C.

Independent Auditors' Report
and
Financial Statements
With Supplemental Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2010 and 2009

Veritrust Financial, L.L.C.

Table of Contents

PS&Co.

Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report

To the Members
Veritrust Financial, L.L.C.
Austin, Texas

We have audited the accompanying statements of financial condition of Veritrust Financial, L.L.C. (the "Company") as of December 31, 2010 and 2009, and the related statements of income (loss), changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Veritrust Financial, L.L.C. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Padgett, Stratemann & Co., L.L.P.

Certified Public Accountants
February 7, 2011

Austin • San Antonio

811 Barton Springs, Suite 550 • Austin, Texas 78704 • P 512.476.0717 • F 512.476.0462 • www.padgett-cpa.com

Veritrust Financial, L.L.C.

Statements of Financial Condition

December 31, 2010 and 2009

Assets

Assets	**2010**	2009
Cash and cash equivalents (including restricted amounts of $100,000 for 2010 and 2009)	**$ 444,620**	$ 406,922
Prepaid expenses	**13,852**	22,353
Receivables from clearing organizations	**414,637**	445,572
Fixed assets – net of accumulated depreciation	**16,962**	9,203
Intangibles – net of accumulated amortization	**393,468**	393,574
Other current assets	**7,890**	5,635
Total assets	**$ 1,291,429**	$ 1,283,259

Liabilities and Members' Equity

Liabilities		
Accounts payable	**$ 15,698**	$ 30,230
Accrued expenses	**403,289**	367,691
Total liabilities	**418,987**	397,921
Members' Equity		
Members' contributed equity	**250,000**	250,000
Retained earnings	**622,442**	635,338
Total members' equity	**872,442**	885,338
Total liabilities and members' equity	**$ 1,291,429**	$ 1,283,259

Notes to financial statements form an integral part of these statements.

Veritrust Financial, L.L.C.

Statements of Income (Loss)

Years Ended December 31, 2010 and 2009

	2010	2009
Revenue:		
Commission income	$ 5,362,221	$ 4,424,775
Service income	15,136	63,920
Other income	2,253	1,560
Total revenue	5,379,610	4,490,255
Expenses:		
Commission expense	4,280,224	3,494,861
Salaries and related costs	624,615	638,526
General and administrative	178,598	167,258
Rent	98,564	96,815
Licenses and permits	78,169	60,348
Professional	39,779	19,971
Travel and entertainment	25,560	18,345
Consulting	5,686	4,525
Depreciation and amortization	5,131	57,882
Impairment loss on intangible asset	-	315,280
Total expenses	5,336,326	4,873,811
Operating income (loss)	43,284	(383,556)
Other expenses:		
Litigation settlements and related legal costs	56,180	37,891
Total other expense	56,180	37,891
Net loss	$ (12,896)	$ (421,447)

Notes to financial statements form an integral part of these statements.

Veritrust Financial, L.L.C.

Statements of Changes in Members' Equity

Years Ended December 31, 2010 and 2009

	Members' Contributed Equity						
	Class A	Class B	Class C	VFS Interest	Total	Retained Earnings (Deficit)	Total
Balance at December 31, 2008	$ 300,000	$ 2,700,000	$ 2,316,500	$ -	$ 5,316,500	$ (4,009,715)	$ 1,306,785
Change in control	(300,000)	(2,700,000)	(2,316,500)	250,000	(5,066,500)	5,066,500	-
Net loss – year ended December 31, 2009	-	-	-	-	-	(421,447)	(421,447)
Balance at December 31, 2009	-	-	-	250,000	250,000	635,338	885,338
Net loss – year ended December 31, 2010	-	-	-	-	-	(12,896)	(12,896)
Balance at December 31, 2010	$ -	$ -	$ -	$ **250,000**	$ **250,000**	$ **622,442**	$ **872,442**

Notes to financial statements form an integral part of these statements.

Veritrust Financial, L.L.C.

Statements of Cash Flows

Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows From Operating Activities		
Net loss	$ **(12,896)**	(421,447)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Amortization expense	**862**	54,757
Depreciation expense	**4,269**	3,125
Impairment loss on intangible asset	**-**	315,280
Changes in operating assets and liabilities:		
Prepaid expenses	**8,501**	2,138
Receivables	**30,935**	(11,951)
Other current assets	**(2,255)**	(5,560)
Accounts payable	**(14,532)**	30,230
Accrued expenses	**35,598**	26,623
Net cash provided by (used in) operating activities	**50,482**	(6,805)
Cash Flows From Investing Activities – purchase of equipment	**(12,784)**	(2,878)
Net cash used in investing activities	**(12,784)**	(2,878)
Net increase (decrease) in cash and cash equivalents	**37,698**	(9,683)
Cash and cash equivalents at beginning of year	**406,922**	416,605
Cash and cash equivalents at end of year	$ **444,620**	406,922

Notes to financial statements form an integral part of these statements.

1. Summary of Significant Accounting Policies

Nature of Operations

Veritrust Financial, L.L.C. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's activities are regulated by FINRA and Securities Exchange Act of 1934.

Effective September 30, 2009, the Company became a wholly owned subsidiary of VFS Financial Services, Inc.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities

On January 1, 2010, the Company adopted Accounting Standards Codification ("ASC"), *Consolidations – Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities*. The new guidance indentifies the primary beneficiary of a variable interest entity ("VIE") as the enterprise that has both the power to direct the activities of a VIE that most significantly impacts the entity's economic performance, and the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. The new guidance also provides information on additional disclosures and ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE.

The new provisions shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009. The Company adopted this guidance for its year ended December 31, 2010. The adoption of this guidance did not have a material effect on the Company's financial position, results of operations, or cash flows.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and equivalents include cash on hand, including restricted cash held with the Company's clearing broker.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company has not experienced any losses in such accounts.

On October 14, 2008, the FDIC announced its temporary Transaction Account Guarantee Program (the "Program"), providing depositors with unlimited coverage for noninterest-bearing transaction accounts if their bank is a participant in the Program. Noninterest-bearing transaction accounts include demand deposit accounts and any transaction account that has unlimited withdrawals and that cannot earn interest. Also included are low-interest negotiable order of withdrawal accounts that cannot earn more than 0.5% interest, other interest-bearing checking accounts, money market deposit saving accounts, saving accounts and certificates of deposit. As of December 31, 2010, the FDIC extended unlimited coverage on noninterest-bearing accounts until December 31, 2012. The Company's bank participates in this program.

Restricted Cash

Restricted cash consists of the Company's clearing deposit with its clearing broker. Such amounts are not available for operating purposes.

Fixed Asset and Intangibles

Property and equipment are stated at cost. Depreciation for fixed assets is provided for financial purposes using the straight-line method over five to seven years.

Amortization for intangibles with definite lives is computed on a straight-line method over five years. Intangibles with indefinite useful lives are not amortized, but tested at least annually for impairment. The Company's intangibles, which are amortized, represent developed software. These intangibles are being amortized over five years. The Company's intangibles, which are not amortized, represent rights to sales representative.

1. Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, and the effects of obsolescence, demand, competition, and other economic factors. The Company recognized an impairment loss of $0 during the year ended December 31, 2010 ($315,280 for 2009). The impairment loss recognized in 2009 is related to the unamortized intangible assets, rights to sales representatives, and the termination of the Company's payroll slots rights agreement with an unrelated third party.

Members' Equity

Effective September 30, 2009, VFS Financial Services, Inc. acquired the outstanding membership interests of the Company for $250,000. VFS Financial Services, Inc. financed the transaction with a note payable in the amount of $250,000 from the former owners. The Company is not a signor or a guarantor of the note payable.

VFS Financial Services, Inc. is wholly owned by the President and CEO of the Company. The President, CEO, and the management team of the Company did not change. The Company does not anticipate any significant operational changes. FINRA, in accordance with its regulatory guidelines, approved the change in ownership.

Employees

The Company has an arrangement with Administaff Companies II, L.P. ("Administaff"), a third party, to provide personnel management services. This service is provided through a co-employment relationship between the Company and Administaff, under which all Company employees are employed by both the Company and Administaff. In addition, the Company outsources the human resources function to Administaff.

Revenue Recognition

Security transactions (and related commission revenue and expense) by the Company are recorded on a trade-date basis.

1. Summary of Significant Accounting Policies (continued)

Federal Income Taxes

The Company is organized as a limited liability company (L.L.C.) and, in 2009, elected to be treated as a partnership for federal income tax purposes. During 2010, the Company elected to be designated as a disregarded entity and was consolidated with VFS Financial, Inc for tax reporting purposes. As such, the Company is not, in general, subject to federal income tax, but rather income and expenses are passed through to the members of VFS Financial Inc., who must report the income and expenses on their respective income tax return.

The Company is subject to the Texas gross margin tax.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

1. Summary of Significant Accounting Policies (continued)

Subsequent Events

The Company has evaluated subsequent events that occurred after December 31, 2010 through the date of this report on February 7, 2011. Any material subsequent events that occurred during this time have been properly recognized or disclosed in the financial statements.

2. Operating Leases

The Company leases office space and office equipment under several noncancellable operating leases. Rental expense for office space for the years ended December 31, 2010 and 2009 totaled $98,564 and $96,815, respectively. Rental expenses relating to leased office equipment totaled $59,528 and $52,475 for the years ended December 31, 2010 and 2009, respectively.

Future minimum lease payments in excess of one year at December 31, 2010 are as follows:

Year ending December 31,	
2011	$ 105,950
2012	99,838
2013	95,433
2014	97,209
2015	98,984
Thereafter	54,153
	$ 551,567

3. Fixed Assets and Intangibles

The classes of fixed assets and intangibles and the related accumulated depreciation and amortization are as follows:

	2010		
	Cost	Accumulated Depreciation/ Amortization	Net
Fixed assets:			
Equipment	$ 27,869	$ 11,845	$ 16,024
Furniture	3,879	3,027	852
Other	516	430	86
Total	$ 32,264	$ 15,302	$ 16,962
Intangibles:			
Software development – amortized	$ 4,543	$ 2,492	$ 2,051
Rights to sales representatives – unamortized	391,417	-	391,417
Total	$ 395,960	$ 2,492	$ 393,468

	2009		
	Cost	Accumulated Depreciation/ Amortization	Net
Fixed assets:			
Equipment	$ 15,840	$ 8,086	$ 7,754
Furniture	3,879	2,688	1,191
Other	516	258	258
Total	$ 20,235	$ 11,032	$ 9,203
Intangibles:			
Software development – amortized	$ 3,786	$ 1,629	$ 2,157
Rights to sales representatives – unamortized	391,417	-	391,417
Total	$ 395,203	$ 1,629	$ 393,574

Depreciation expense for the years ended December 31, 2010 and 2009 totaled $4,269 and $3,125, respectively.

3. Fixed Assets and Intangibles (continued)

Amortization expense for the years ended December 31, 2010 and 2009 totaled $862 and $54,757, respectively. Future estimated amortization expense for intangible assets is as follows:

Year ending December 31,	
2011	$ 847
2012	789
2013	151
2014	151
2015	114
	$ 2,052

During 2009, the Company decided to terminate a significant number of representatives whose production sales were tied into the Company's rights to sales representatives' intangible asset value. The Company performed an analysis based on the expected future income stream of the remaining representatives to determine the value of representatives' rights. Based on this analysis, the Company determined the asset value was impaired and wrote the asset down by $103,780. In 2010, the Company determined the asset value was not impaired.

During 2009, the Company decided to terminate its payroll slots rights agreement with an unrelated third party (see note 5). As a result of agreement being terminated, the Company determined the asset was impaired and would have no future benefit to the Company and, thus, should be valued at $0; therefore, the $211,500 of payroll slots rights were charged-off during 2009.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $50,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 and 2009, the Company had net capital of $399,196 and $386,873, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.05 to 1 at December 31, 2010 and 1.03 to 1 at December 31, 2009.

5. Related Party Transactions

In June 2009, the Company entered into an agreement with VFS Financial Services, Inc. for its errors and omission insurance premium. VFS Financial Services, Inc. owns 100% of the Company. In 2010, this agreement was made with VF Insurance Services, LLC, which is wholly owned by VFS Financial Services, Inc. VF Insurance Services, LLC assumes all liability from the financing of the errors and omission premiums in exchange for monthly payments from the Company. Under the arrangement, in 2010, the Company paid one down payment of $13,852 at the beginning of the policy term and monthly payments of $13,946, commencing on June 1, 2010 and continuing monthly thereafter. In 2009, the Company paid one down payment of $22,353 at the beginning of the policy term and ten monthly payments of $17,401, commencing on June 1, 2009 and continuing monthly thereafter. VF Insurance Services, LLC has the right to cancel and terminate the policy if payment is not received from the Company. As of December 31, 2010, the Company owed the related party $0.

In 2010, the Company also entered into an agreement with VF Insurance Services, LLC to provide marketing services. The Company recorded $15,136 for service income for the year ended December 31, 2010.

During 2009, the Company provided administrative services to VFS Financial Services, Inc. The Company recorded $63,920 for service income for the year ended December 31, 2009. In 2010, these services were no longer provided by the Company.

As of January 1, 2010, the Company entered into a management services agreement with VFS Financial Services, Inc. in which the Company pays $24,000 per month. The Company recorded $292,000 in management fee expenses for the year ended December 31, 2010, which is included in salaries and related costs on the statements of income (loss).

The Company and VFS Financial Services, Inc. entered into an agreement for the Company to repurchase certain marketing rights and related payroll deduction authority for 403(b) plans with school districts across the United States. As a result of this transaction the Company recorded an intangible asset of $270,000, during 2008, with an estimated life of five years. The intangible asset will be considered nonallowable towards regulatory capital under FINRA guidelines.

5. Related Party Transactions (continued)

Americo Life Insurance Company ("Americo"), an unrelated third party, also has certain marketing rights with the same school districts. Americo paid VFS Financial Services, Inc. $10,000 per month for those marketing rights and related processing of the payroll deduction for 403(b) contributions that VFS Financial Services, Inc. receives on Americo's behalf. The Company and VFS Financial Services, Inc. entered into an agreement to retain the responsibility for those marketing rights and related processing of the payroll deductions on behalf of Americo for a fee of $5,000 per month. Effective October 26, 2009, the Company terminated the Americo agreements by mutual agreement from Americo, and the intangible asset was valued at $0 as of December 31, 2009.

6. Market Risks and Credit Risks

In the normal course of business, the clearing broker and the Company's activities will involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Company will seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

PS&Co.
Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report on Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members
Veritrust Financial, L.L.C.
Austin, Texas

We have audited the accompanying financial statements of Veritrust Financial, L.L.C. as of and for the year ended December 31, 2010, and have issued our report thereon dated February 7, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padgett, Stratemann & Co., L.L.P.

Certified Public Accountants
February 7, 2011

Veritrust Financial, L.L.C.

Computation of Net Capital, Aggregate Indebtedness, and
Ratio of Aggregate Indebtedness to Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Total members' equity	$	**872,442**
Deductions:		
Nonallowable assets:		
Prepaid expenses		**(13,852)**
Fixed asset – net of accumulated depreciation		**(16,962)**
Intangible – net of accumulated amortization		**(393,468)**
Unsecured receivable and other assets		**(48,964)**
Total net capital	$	**399,196**
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	**418,987**
Total aggregate indebtedness	$	**418,987**
Computation of basic net capital requirement:		
Minimum net capital required of broker-dealer (6.67% of total aggregate indebtedness)	$	**27,932**
Minimum dollar net capital requirement of broker-dealer	$	**50,000**
Net capital requirement (greater of two above)	$	**50,000**
Net capital over the required minimum	$	**349,196**
Ratio of aggregate indebtedness of net capital		**1.05 to 1**

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2010, filed with the Securities and Exchange Commission by the Company on Part II A of Form X-17a-5.

See independent auditors' report on supplemental information.

Veritrust Financial, L.L.C.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and clears all transactions with and for customers on a fully disclosed basis with the clearing broker, Pershing LLC, which carries all accounts of customers.

During the year ended December 31, 2010, in the opinion of management, the Company has complied with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

See independent auditors' report on supplemental information.

PS&Co.

Padgett Stratemann & Co. LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors; Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5

To the Members
Veritrust Financial, L.L.C.
Austin, Texas

In planning and performing our audit of the financial statements and supplemental information of Veritrust Financial, L.L.C. (the "Company") as of and for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

Austin • San Antonio

811 Barton Springs, Suite 550 • Austin, Texas 78704 • P 512.476.0717 • F 512.476.0462 • www.padgett-cpa.com

an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of management; the SEC; the National Association of Securities Dealers, Inc.; and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Padgett, Stratemann & Co., L.L.P.

Certified Public Accountants
February 7, 2011

PS&Co.

Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report on Transitional Assessment Reconciliation Required by Securities and Exchange Commission Rule 17a-5

To the Members
Veritrust Financial, L.L.C.
Austin, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Veritrust Financial, L.L.C. (the "Company") and the Securities and Exchange Commission; Financial Industry Regulatory Authority, Inc.; and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Padgett, Stratemann + Co., L.L.P.

Certified Public Accountants
February 7, 2011

Computation of Transitional Assessment Reconciliation
Required by Rule 17a-5 of the
Securities and Exchange Commission

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended Dec 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053006 FINRA DEC
VERITRUST FINANCIAL LLC 20*20
3755 CAPITAL HIGHWAY SOUTH STE 130
AUSTIN TX 78704

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jodie Tedrow (512) 448-0647

2. A. General Assessment (item 2e from page 2) $ 1352.47

B. Less payment made with SIPC-6 filed (exclude interest) (208.35)
7/23/10
Date Paid

C. Less prior overpayment applied (150.00)

D. Assessment balance due or (overpayment) 994.12

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 994.12

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 994.12

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Veritrust Financial, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of January, 2011.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,379,612
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	5,379,612
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,758,074
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	–
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	65,413
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	15,136
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	–
Total deductions	4,838,623
2d. SIPC Net Operating Revenues	$ 540,989
2e. General Assessment @ .0025	$ 1,352.47

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